GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53148

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

　　　　　　　　　　　　　　　　MM/DD/YY 　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gold Coast Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

275 E. Hillcrest Drive, Suite 225

(No. and Street)

Thousand Oaks	**CA**	**91360**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tae P. Ho	**(805) 496-3660**	**tho@gcsec.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Navolio & Tallman LLP

(Name – if individual, state last, first, and middle name)

2121 N. California Blvd. Ste 610,	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)
03/29/11		**5442**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Tae P. Ho_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Gold Coast Securities, Inc._____ , as of ___12/31_____ , 2 _022___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: _____

Chief Executive Officer

Notary Public

TOMMY SOBHANPANAH
Notary Public - California
Ventura County
Commission # 2379528
My Comm. Expires Nov 18, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Gold Coast Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gold Coast Securities, Inc. as of December 31, 2022, the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gold Coast Securities, Inc.'s management. Our responsibility is to express an opinion on Gold Coast Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gold Coast Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Gold Coast Securities, Inc.
Report of Independent Registered Public Accounting Firm
Page 2

Auditor's Report on Supplemental Information

The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II), Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III), and Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (Schedule IV) as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gold Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gold Coast Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, identified above, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

We have served as Gold Coast Securities, Inc.'s auditor since 2022.

Walnut Creek, California
March 29, 2023

GOLD COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$	94,162
Deposit with clearing organization		25,000
Receivable from clearing organization and product sponsors		199,849
Other receivables		15,835
Office furniture and equipment, at cost, less accumulated depreciation of $9,429		3,205
Officer advances		45,000
Other assets		26,291
Total assets	$	409,342

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	230,938
Deferred revenue, net		11,297
Total liabilities		242,235
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200 shares authorized, 102 shares issued and outstanding		5,843
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 284.66 shares issued and outstanding		67,655
Additional paid-in capital		17,991
Retained earnings		75,618
Total stockholders' equity		167,107
Total liabilities and stockholders' equity	$	409,342

The accompanying notes are an integral part of these financial statements.

3

GOLD COAST SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2022

Revenues:		
Commissions		
Brokerage commissions	$	16,930
Mutual fund distribution fees		205,205
Insurance revenue		853,802
Trailing commissions and fees		295,734
Investment advisory and management fees		479,887
Representative monthly fees and reimbursement income		100,568
Miscellaneous income		9,216
Interest and dividend income		414
Total Revenue		1,961,756
Expenses:		
Commissions		1,033,088
Investment advisory and management fee expense		411,413
Employee compensation and benefits		245,677
Regulatory and insurance expense		84,798
Clearing		47,765
Occupancy		45,948
Legal and professional fees		33,495
Equipment rental and software subscription		12,142
Communications and data processing		8,102
Website maintenance and documentation		5,459
Supplies and printing		4,191
Postage and delivery		2,376
Depreciation and amortization		1,938
Other		5,799
Total Expenses		1,942,191
Income before income tax provision		19,565
Income tax provision		800
Net income	$	18,765

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2022

Subordinated borrowings at beginning of year	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at end of year	$	-

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022

| | Series A Common Stock | | Series B Common Stock | | Additional Paid-in | Retained | Stockholders' |
	Shares	Value	Shares	Value	Capital	Earnings	Equity
Balance at December 31, 2021	102	$5,843	284.66	$67,655	$17,991	$56,853	$148,342
Net income	-	-	-	-	-	$18,765	$18,765
Balance at December 31, 2022	102	$5,843	284.66	$67,655	$17,991	$75,618	$167,107

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

	2022
Cash flows from operating activities:	
Net income	$ 18,765
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	1,938
Changes in:	
Receivable from clearing organization and product sponsors	(116,799)
Other receivables	(7,867)
Other assets	(3,076)
Officer advances	(10,000)
Accounts payable and accrued expenses	185,325
Deferred revenue, net	2,068
Total adjustments	51,589
Net cash provided by operating activities	70,354
Net increase in cash and cash equivalents	70,354
Cash and cash equivalents at beginning of year	23,808
Cash and cash equivalents at end of year	$ 94,162
Supplemental cash flow disclosures:	
Income tax payments	$ 800
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Nature of Business**

Gold Coast Securities, Inc. (a C-corporation) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2.   **Significant Accounting Policies**

Basis of Presentation
The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities, mutual funds, corporate debt, municipal bonds, and U.S. government securities; selling life insurance and annuities; and providing investment advisory and management services.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Brokerage Commissions, Mutual Fund Distribution Fees and Insurance Revenue

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

The amount receivable from brokerage commissions, mutual fund distribution fees, and insurance revenue at the beginning of the year was as follows:

January 01, 2022	*Receivable*
Receivable from brokerage commissions, mutual fund distribution fees, and insurance revenue	$ 26,379

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider. The Company considers trailing commissions and fees as known for the monthly or quarterly cycle, as applicable, insofar as the trail is received within 15 business days of the applicable monthly or quarterly cycle.

2.   Significant Accounting Policies (continued)

<u>Trailing Commissions and Fees (continued)</u>
The amount receivable from trailing commissions and fees at the beginning of the year was as follows:

January 01, 2022	<u>*Receivable*</u>
Receivable from trailing commissions and fees	$ 27,321

<u>Investment Advisory Revenue</u>
The Company charges or receives a management fee in connection with management and investment advisory services performed for customers in managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the investment advisory services is recorded when the performance obligation for the period of time covered by the management fee is earned. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

The amount receivable from investment advisory revenue at the beginning of the year was as follows:

January 01, 2022	<u>*Receivable*</u>
Receivable from investment advisory revenue	$ 19,434

<u>Representative Monthly Fees and Reimbursement Income</u>
Registered representatives are charged monthly affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives. These costs include registration fees, licensing fees, and other charges that are often paid for by the Company and subject to reimbursement by registered representatives. All such fees and costs are offset against amounts owed to representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, then the net balance owed to the Company is recorded as a receivable.

The amount receivable from representatives at the beginning of the year was as follows:

January 01, 2022	<u>*Receivable*</u>
Receivable from representatives	$ 7,968

10

2.   Significant Accounting Policies (continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

Subsequent Events
The Company evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued.

3.   Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

ASUs issued before March 29, 2023 and effective after December 31, 2021 are not expected to have a material effect on the Company's Statement of Financial Condition, Statement of Income, Statement of Changes in Stockholder's Equity, or Statement of Cash Flows.

4.   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022, or during the year then ended.

5.   Cash Segregated Under Federal and Other Regulations

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

6.   Receivable From and Payable To Clearing Organization

Amounts receivable from and payable to clearing organization were as follows for the year ending December 31, 2022:

December 31, 2022	*Receivable*	*Payable*
Receivable from and payable to clearing organization	$ 3,242	$ 0

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing LLC) on a fully disclosed basis. Pershing LLC is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

7.   Commitments and Contingencies

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company's lease will terminate on November 30, 2023. Current monthly rental payments are approximately $3,800.

7. Commitments and Contingencies (continued)

Future minimum lease payments under the operating lease are as follows:

Year ending December 31,:

2023	$	42,074
	$	42,074

Lease payments for the year ended December 31, 2022 was $45,899, which is included in occupancy expense.

In February 2016, the FASB issued ASU 2016-02, "Leases," that provides a new accounting guidance related to leases effective January 2019 for terms longer than 12 months. ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use (ROU) asset and a lease liability on the balance sheet. Since the Company has not entered into any lease obligation greater than 12 months, the Company was not required to record a ROU asset and lease liability.

8. Property and Equipment

Property and equipment consist of the following as of December 31, 2022:

Computer, Phone & Equipment	$	12,634
Less: Accumulated Depreciation		(9,429)
Total Property and Equipment	$	3,205

Depreciation expense for the year ended December 31, 2022 was $1,938.

9. Major Revenue Concentration

For the year ended December 31, 2022, insurance revenue and management fee revenue were approximately 43% and 24%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. In addition, approximately 34% of total revenues were generated from one insurance company. Approximately another 12% of total revenues were generated from one mutual fund company.

With respect to clearing organization receivables, such receivables normally arise from fees generated through clearing and execution services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers, mutual fund companies, and insurance companies as the source of these revenues. As of December 31, 2022, one product provider had a balance of approximately 60% of total receivables from product sponsors.

9. **Major Revenue Concentration (continued)**

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had no bad debt expense for 2022.

10. **Income Tax**

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2022, the Company had a state and federal NOL carryforward of approximately $95,000 and $4,000, respectively, which commences expiring in 2031. As of December 31, 2022 there are no assurances the Company will be able to utilize such losses. As such, the Company has recognized a full allowance for any deferred taxes, and has recognized the minimum state franchise tax of $800, for the year 2022.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is generally not subject to federal, state, or local tax examinations by taxing authorities for years before 2019. As of December 31, 2022, no taxing authority has proposed any adjustments to the Company's tax position.

11. **Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company's net capital measured $64,974 and its net capital ratio was 3.73 to 1.

12. **Related Party Transactions**

During 2022, the Company provided an officer of the Company a net advance of $10,000, which is reported on the Statement of Financial Condition as Officer advances. The advance carries no interest and is due for repayment by December 31, 2023.

The following table provides a summary of changes in Officer advances for the year ended December 31, 2022.

Balance at beginning of year	$	35,000
Add: Additional advances during 2022		21,000
Less: Repayments during 2022		(11,000)
Balance at end of year	$	45,000

13. **Risks**

The Company's financial statements are based on estimates and assumptions that are subject to business, economic, and other uncertain risks, many of which are beyond the Company's control and subject to change. In the event that such an adverse risk was to occur for a substantial period of time or of substantial severity, the operations and financial performance of the Company may be adversely affected. However, the duration or severity of such an event, should it occur, is uncertain and cannot be predicted. Significant risks include the following:

- The economic environment, including inflation, and risks related to interest rates and the capital markets.
- Catastrophic and pandemic (such as COVID-19) related risks that may adversely affect the economic and economic activity.
- International events such as wars or other adverse international developments that can impact economic activity and economic cooperation.
- Business risks related to liquidity, competition, cybersecurity, information security, fraud, and operational risk management.
- Regulatory or legal risk due to changes in applicable laws or regulations.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2022

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022

Net capital
Total stockholders' equity		$ 167,107
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		167,107
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		167,107
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	3,205	
Other assets - registered representative receivables, net	15,835	
Office advance	45,000	
Receivable from product sponsors, in excess of related payables	11,802	
Other assets - prepaid expenses and deposits	26,291	102,133
Net capital before haircuts on securities positions		64,974
Haircuts on securities positions		-
Net capital per audited financial statements		$ 64,974

Aggregate indebtedness
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 242,235
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 242,235

Computation of basic net capital requirement
Minimum net capital required (6-2/3% of AI)	$ 16,149
Minimum dollar net capital requirement	$ 50,000
Minimum net capital required (greater of above):	$ 50,000
Excess net capital over minimum net capital required	$ 14,974
Excess net capital at 1,500 percent (net capital - 6.67% of AI)	$ 48,825
Excess net capital at 1,000 percent (net capital - 10% of AI)	$ 40,751
Ratio: Aggregate indebtedness to net capital	3.73 to 1

There are no material differences between the preceeding computation and the Company's
corresponding unaudited part II of Form X-17A-5 as of December 31, 2022

See Report of Independent Registered Public Accounting Firm

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2022

Not applicable

See Report of Independent Registered Public Accounting Firm

GOLD COAST
SECURITIES

Member FINRA & SIPC

Exemption Report
December 31, 2022

Gold Coast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Tae P. Ho, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Tae P. Ho
Chief Executive Officer
Gold Coast Securities, Inc.

01/13/2023

Date

275 E. Hillcrest Drive, Suite 225, Thousand Oaks, CA 91360
Tel. 805-496-3660   888-474-4610   Fax 805-496-3880

www.gcsec.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Gold Coast Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gold Coast Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Gold Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Gold Coast Securities, Inc. stated that Gold Coast Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gold Coast Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Coast Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Navolio & Tallman LLP

Walnut Creek, California
March 29, 2023